

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via E-mail
Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed April 25, 2012**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Revenue, page 44

1.   We note your disclosure that the increase in subscriptions revenues was driven primarily by additional subscriptions related to your principal Red Hat Enterprise Linux ("RHEL") technologies. We note management statements in the Q4 2012 and Q1 2013 conference calls indicating that 40% of the top 30 deals had a middleware component. Considering your disclosure that you believe the success of your business model is influenced by the

extent to which you can expand the breadth and depth of your technology and service offerings, please tell us what consideration you have given to expanding your overview to provide further insight into known material trends and uncertainties with respect to the company's expansion beyond RHEL. In addition, tell us what consideration you have given to separately disclosing the amount of revenues attributable to other offerings, such as JBoss, to provide a better understanding of the impact of product mix on revenues for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release No. 33-8350 for further guidance.

Liquidity and Capital Resources, page 59

2.   We note that a significant amount of your revenues and pre-tax income are from subsidiaries outside of the U.S. Please tell us what consideration you have given to disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

June 20, 2012 Q1 Fiscal 2013 Earnings Call

3.   We note management's indication on the call that billings is not necessarily a relevant number to the company and that the company met its plan on the measures you use internally, which are around bookings. While the company provides details on the amount and growth percentages for billings, the only quantitative information provided on the call for bookings relates to the geographic and channel mix. In the June 27, 2012 presentation for the company's Analyst Day, the company provides data regarding historical quarterly billings and quarterly billings proxy growth, but does not provide similar quantitative data related to bookings. Considering management's indication that the measures you use internally involve bookings, please explain to us what consideration you have given to providing further quantitative data regarding bookings in your quarterly earnings conference calls and presentations. In addition, if bookings is a metric that is used internally for planning and evaluating performance, tell us what consideration you have given to providing bookings information in your SEC filings. Please refer to Section III.B of SEC Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief